SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 07 May 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER,

BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

Material Change Report - MOA

Form 51-102F3

Material Change Report

1.	REPORTING ISSUER

Ivanhoe Mines Ltd. (the “Company”)

654 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

2.	DATE OF MATERIAL CHANGE

April 17, 2012

3.	NEWS RELEASE

Two news releases were issued before markets opened on April 18, 2012 and were disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

The Company, Rio Tinto International Holdings Limited (“Rio Tinto”) and Rio Tinto South East Asia Limited (the “Rio Tinto Funding Company”) entered into a binding Memorandum of Agreement on April 17, 2012 (the “MOA”). The MOA contemplates a number of transactions respecting the financing of the Oyu Tolgoi copper and gold development project in Mongolia (the “OT Project”), matters of corporate governance in respect of the Company and other matters, including amendments to the Private Placement Agreement dated October 18, 2006, as amended (the “PPA”) and the Heads of Agreement dated December 8, 2010, as amended (the “HOA”).

The transactions contemplated by the MOA include the following:

•

The Company will conduct a rights offering pursuant to which holders of outstanding common shares of the Company may purchase additional common shares at US$8.34 per share. The exercise of all rights will generate gross proceeds of US$1.8 billion. Rio Tinto will provide a standby commitment to purchase all common shares underlying rights that are not exercised by other holders of rights. Rio Tinto will be entitled to receive a standby commitment fee equal to 4% of the gross proceeds of the rights offering. Rio Tinto has the option to re-invest the commitment fee in common shares or preferred shares of the Company at the volume-weighted average price of a common share during the five days prior to the date of issue of such shares.

•

Both Rio Tinto and the Company will act together diligently and in good faith to negotiate a comprehensive project financing for the OT Project of approximately US$3 billion to US$4 billion. A Rio Tinto affiliate will agree to provide a completion support guarantee to the lenders of the project financing. In consideration for providing the completion support guarantee, the Rio Tinto affiliate will be entitled to receive an annual fee of 2.5% of the projected, aggregate average amount of debt that will be outstanding at each calendar month end during the ensuing 12 month period.

•

The Rio Tinto Funding Company will provide to the Company a bridge funding facility of US$1.5 billion (the “Bridge Facility”) to fund ongoing development of the OT Project. As partial consideration for the Bridge Facility, the Company will pay to the Rio Tinto Funding Company a front end fee of US$15 million.

•

The size of the Company’s board of directors was reduced from 14 to 13 directors and seven incumbent directors resigned. The resulting vacancies on the board will be filled by six nominees to be selected by Rio Tinto. These nominees will be reviewed by a re-constituted Nominating & Corporate Governance Committee. David Huberman resigned as Chair of the board and Michael Gordon was appointed the interim Chair of the board.

•

The Company’s incumbent senior management resigned and the board of directors appointed an interim chief executive officer (Kay Priestly) and an interim chief financial officer (Catherine Barone) pending a review by the re-constituted Nominating & Corporate Governance Committee and a recommendation to the board of directors in respect of candidates selected by Rio Tinto for appointment as the new chief executive officer and the new chief financial officer.

•

The engagement under the HOA of an affiliate of the Company to manage exploration activities in areas outside the core, life-of-mine area of the OT Project was terminated. Rio Tinto will not be required to fund any capital expenditures relating to the construction of a 50 megawatt or greater power plant commencing before January 1, 2015 or any time thereafter.

•	Rio Tinto will receive share purchase warrants exercisable, for a period of three years to purchase an additional 55 million common shares of the Company at a price of US$12.79 per share.

•

Rio Tinto will receive an anti-dilution subscription right exercisable from time to time to purchase common shares from the Company’s treasury at the volume-weighted average price of a common share on the Toronto Stock Exchange during the five trading days immediately before the applicable date of exercise to counteract the dilutive effect of the exercise of outstanding incentive stock options.

•	The Company will seek the approval of its shareholders to change the Company’s name from “Ivanhoe Mines Ltd.” to a name selected by Rio Tinto and approved by the Company’s board of directors.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

On April 17, 2012, the Company, Rio Tinto and the Rio Tinto Funding Company entered into the MOA, which contemplates a number of transactions respecting the financing of the OT Project, matters of corporate governance in respect of the Company and other matters.

Material Terms and Conditions of the MOA

The following is a summary of the material transactions contemplated by, and in certain cases, already implemented under, terms of the MOA:

New Rights Offering

•

The Company will conduct a rights offering (the “New Rights Offering”) pursuant to which holders of outstanding common shares of the Company (“Common Shares”) will be issued rights to subscribe for Common Shares (the “NRO Rights”) on the basis of one NRO Right for each Common Share held on the record date of the NRO Rights Offering.

•	The subscription price (the “NRO Subscription Price”) for each Common Share to be issued under the New Rights Offering will be US$8.34 and the Canadian dollar equivalent.

•	The exercise of all of the NRO Rights will generate gross proceeds of US$1.8 billion (the “NRO Gross Proceeds”).

•

For each NRO Right held, the holder thereof will be entitled to subscribe for a fractional number of Common Shares (the “Basic Subscription Privilege”) equal to the result of (x) divided by (y) divided by (z), where: (x) equals the NRO Gross Proceeds; (y) equals the NRO Subscription Price; and (z) equals the number of outstanding Common Shares on the business day immediately preceding the date of the final prospectus qualifying the distribution of the NRO Rights.

•

Each holder of NRO Rights who has fully exercised such holder’s NRO Rights will also be entitled to subscribe for a number of additional Common Shares (the “Additional Subscription Privilege”) equal to the lesser of (A) the number of additional Common Shares subscribed for by the holder under the Additional Subscription Privilege and (B) the result of (x) multiplied by (y) divided by (z), where: (x) equals the total number of Common Shares not subscribed for under the Basic Subscription Privilege; (y) equals the number of NRO Rights exercised by such holder; and (z) equals the total number of NRO Rights exercised by all holders of NRO Rights that have subscribed for Common Shares under the Additional Subscription Privilege.

•

Rio Tinto will support the New Rights Offering and will, subject to customary underwriting conditions, provide a standby commitment (the “Standby Commitment”) whereby Rio Tinto or one or more of its affiliates will subscribe for all Common Shares made available for purchase pursuant to the New Rights Offering that are not purchased by holders of NRO Rights pursuant to the Basic Subscription Privilege and the Additional Subscription Privilege.

•

As consideration for the Standby Commitment, the Company will pay to Rio Tinto a fee (the “Standby Commitment Fee”) equal to 4% of the gross proceeds of the New Rights Offering. Rio Tinto may elect to re-invest all or part of the Standby Commitment Fee in Common Shares or preferred shares without par value (“Preferred Shares”) at a price per share equal to the five day weighted average price of a Common Share on the Toronto Stock Exchange (“TSX”) during the five day period preceding the date that such shares are issued.

OT Project Financing

•

Rio Tinto and the Company will act together diligently and in good faith to negotiate a comprehensive project financing (the “OT Project Financing”) for the OT Project acceptable to each of the Company, Rio Tinto, and the board of Oyu Tolgoi LLC (“OT LLC”), each acting reasonably, to be provided by third party lenders to OT LLC or another affiliate of the Company resident outside of Canada. The estimated total amount of the OT Project Financing is approximately US$3 billion to US$4 billion.

•

Subject to the satisfaction of certain conditions, a Rio Tinto affiliate (the “Rio Tinto Supporter”) will enter into a completion support agreement with the Company (the “Completion Support Agreement”), pursuant to which the Rio Tinto Supporter will agree to provide a completion support guarantee to the lenders of the OT Project Financing.

•

As consideration for entering into the Completion Support Agreement, the Company will pay to the Rio Tinto Supporter an annual fee of 2.5% payable annually, in advance, on the amount of debt that is projected as the aggregate average of the debt that will be outstanding under the OT Project Financing at each calendar month end during the ensuing 12 month period.

•	The terms and conditions governing the Completion Support Agreement are reflected in Schedule D to the MOA.

Bridge Facility

•

Rio Tinto will provide to the Company the Bridge Facility of US$1.5 billion to fund ongoing development of the OT Project. The Bridge Facility will be drawn down to fund ongoing OT Project expenditures if, and to the extent that, funds from the Interim Funding Facility (as defined in the HOA), an OT Project Financing or from other sources are not available in a timely manner.

•

If, as a condition of its approval of the transactions contemplated by the MOA, TSX requires that any of the transactions contemplated by the MOA be approved by the Company’s shareholders (“Shareholder Approval”), the Bridge Facility will only be available if Shareholder Approval is obtained.

•	The Bridge Facility will be repaid from the proceeds of the OT Project Financing unless required to be repaid earlier and will mature and be repayable in any event in April 2013.

•	The Bridge Facility bears interest at a rate equal to the sum of one month LIBOR plus 500 basis points.

•	Rio Tinto’s obligation to advance funding under the Bridge Facility is subject to a number of conditions including:

•	delivery by the Company to Rio Tinto of prescribed documentation;

•	registrations under applicable personal property security legislation having been made;

•	all material consents, waivers, permits, orders and approvals having been obtained;

•	no events or circumstances having a material adverse effect on the Company having occurred;

•	no event of default or event which, with the giving of notice or the lapse of time or both, would constitute an event of default having occurred; and

•	the OT Project Financing not having become available for drawdown.

•

The Company has given a series of positive and negative covenants to Rio Tinto in respect of the Bridge Facility regarding its own conduct and that of certain of its subsidiaries including, but not limited to (and subject to certain exceptions), the following:

•	no encumbrance of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom;

•	no direct or indirect transfer of the revenues or cash flows derived from the OT Project to any third party;

•	no off-take contracts or marketing contracts with respect to the OT Project unless approved by Rio Tinto;

•	no direct or indirect transfer of the whole or any part of the OT Project’s assets or properties to any third party;

•	pay or cause to be paid when due all amounts in respect of principal, interest and any other amounts owing under the Interim Funding Facility and the Bridge Facility;

•

no encumbrances on present or future assets to secure any indebtedness of the Company or of any other person, other than indebtedness created under the Bridge Facility or specifically permitted debt (including any OT Project Financing);

•	no indebtedness other than the Interim Funding Facility and the Bridge Facility or specifically permitted debt (including any OT Project Financing);

•	comply with applicable law;

•	observe and perform all material obligations, covenants, terms and conditions under any material contract, mortgage, debenture, indenture, lease, licence, agreement or other instrument;

•	maintain insurance; and

•

not amend constitutional documents, enter into a merger, amalgamation or arrangement or effect an acquisition with a value in excess of US$5 million, or enter into any transaction whereby all or substantially all of the assets, property, effects or undertaking of the Company or any material subsidiary would become the property of any other person.

•	The following is a summary of certain material events of default under the Bridge Facility and the Interim Funding Facility:

•	the Company fails to pay when due any amount payable by it under the Bridge Facility or the Interim Funding Facility;

•

the Company or any of its subsidiaries breaches or fails to perform or observe, in any material respect, any obligation, covenant or provision contained in any agreement between the Company or any of its subsidiaries and Rio Tinto or any of its affiliates;

•	a change of control of the Company occurs, other than a change of control in favour of Rio Tinto;

•	any representation or warranty made or given by the Company or any of its subsidiaries under certain documents to which one or more of them is a party is materially inaccurate or misleading;

•	third party indebtedness exceeding certain thresholds is not paid when due or is accelerated or otherwise becomes due and payable;

•	a specified insolvency event occurs in respect of the Company or any of its material subsidiaries;

•

any material agreement to which the Company or any of its subsidiaries and Rio Tinto or any of its affiliates are parties is or becomes void or unenforceable against the Company or any of such subsidiaries or is terminated or repudiated;

•	expropriation, nationalization or seizure of any material assets in respect of the OT Project;

•

occurrence of any declared or undeclared war, civil war, riot, insurrection, sabotage or similar event which makes performance of contractual obligations under material agreements impracticable or unreasonably hazardous or causes destruction or physical damage to the OT Project facilities that renders their continued construction or operation impracticable;

•

any litigation, arbitration or administrative proceeding against the Company or a material subsidiary reasonably likely to have an adverse outcome and such outcome would be reasonably expected to have a material adverse effect on the Company;

•

de-listing or suspension of trading of the Common Shares from the TSX, the New York Stock Exchange or the Nasdaq Stock Market or the Company ceasing to be a “reporting issuer” in a province of Canada; or

•	in the opinion of Rio Tinto, acting reasonably, an event occurs that has, or is likely to have, a material adverse effect on the Company.

•

The terms and conditions governing the Bridge Facility are reflected in Schedule E to the MOA, which will be superseded and replaced by a credit agreement based on the terms and conditions set out in Schedule E to the MOA.

Board of Directors

•

Upon execution of the MOA, the Company’s board of directors (the “Board”) was reduced from 14 to 13 directors and the quorum required for the transaction of business at a meeting of the Board was fixed as a majority of the number of directors elected or appointed and in office immediately before the applicable meeting.

•

Upon execution of the MOA, Robert M. Friedland , Edward Flood, Dr. Markus Faber, David Korbin, Livia Mahler, Tracy Stevenson and Dan Westbrook (collectively, the “Incumbent Directors”) resigned as directors of the Company.

•	David Huberman resigned as Chair of the Board and the Board appointed Michael Gordon as the interim Chair of the Board.

•

The Charter of the Nominating and Corporate Governance Committee (the “Governance Committee”) of the Board was amended to provide that (i) a majority of the members of the Governance Committee must be Independent Ivanhoe Directors (as defined in the PPA) and (ii) no member of the Governance Committee may be an officer of the Company.

•	The Governance Committee was re-constituted with Andrew Harding, Robert Holland and David Huberman as its members.

•	The Office of the Chairman was abolished.

•	The Board repealed the requirement that directors of the Company hold Common Shares.

•	Rio Tinto, each of the Incumbent Directors and each of the continuing directors other than the Incumbent Directors (the “Remaining Directors”) gave a mutual release from liability to one another.

•	The Company, each of the Incumbent Directors and each of the Remaining Directors gave a mutual release from liability to one another.

•

Rio Tinto will nominate six nominee directors to the Board (the “New Directors”), who will be reviewed by the Governance Committee, to fill the vacant positions left by the resignations of the Incumbent Directors (after taking into account the decrease in the size of the Board from 14 to 13).

•	Upon the approval of the recommendation of the Governance Committee, the Board will appoint the New Directors to the Board to fill the vacancies created by the resignations of the Incumbent Directors.

•	The New Directors and the Remaining Directors will constitute management’s nominees for election to the Board at the Company’s next annual general meeting (the “2012 AGM”).

Senior Management

•

Concurrent with the execution of the MOA, the Company and Robert Friedland entered into a separation agreement (the “RMF Separation Agreement”) to govern the respective rights and obligations of the Company and Mr. Friedland following his resignation as a director and officer of the Company. The RMF Separation Agreement covers various matters, including confidentiality, non-competition, non-solicitation, mutual releases of liability among the Company, Rio Tinto and Mr. Friedland and Company director nomination rights. Concurrent with the execution of the MOA, the Company and certain entities controlled by Mr. Friedland entered into a series of agreements (the “Cost Sharing Termination Agreements”) providing for the termination of certain cost sharing arrangements for the use of office space, furnishings, equipment and communications facilities in London, Singapore and Beijing, for the provision of aircraft services and for the cost of employing administrative and non-executive management personnel.

•

Upon execution of the MOA, Robert Friedland (Chief Executive Officer), Tony Giardini (Chief Financial Officer), John Macken (President) Sam Riggall (Executive Vice President, Business Development and Strategic Planning) and Peter Meredith (Deputy Chairman) (each an “Incumbent Senior Officer” and collectively “Incumbent Senior Management”) resigned from their respective offices with the Company and from all offices (including directorships) with each of the Company’s subsidiaries.

•

Rio Tinto and each of the Incumbent Senior Officers (other than Mr. Friedland, with whom Rio Tinto exchanged mutual releases from liability in accordance with the terms of the RMF Separation Agreement) gave a mutual release from liability to one another.

•

The Company and each of the Incumbent Senior Officers (other than Mr. Friedland, with whom the Company exchanged mutual releases from liability in accordance with the terms of the RMF Separation Agreement) gave a mutual release from liability to one another.

•

The Board (then consisting solely of the Remaining Directors) appointed Kay Priestly and Catherine Barone to act as interim Chief Executive Officer and interim Chief Financial Officer of Ivanhoe, respectively, until the New Ivanhoe CEO and New Ivanhoe CFO (as defined below) are appointed.

•

Rio Tinto will nominate a new Chief Executive Officer (the “New Ivanhoe CEO”) and a new Chief Financial Officer (the “New Ivanhoe CFO”) of the Company to replace the interim Chief Executive Officer and interim Chief Financial Officer of the Company.

•

The Governance Committee will review the nominees for New Ivanhoe CEO and New Ivanhoe CFO within five business days of the date of the MOA and, upon the approval of the recommendation of the Governance Committee, the Board will appoint the New Ivanhoe CEO and New Ivanhoe CFO.

OT Project Management

•

The OT Exploration Agreement (as defined in the HOA) has been terminated and all rights and responsibilities for conducting exploration activities in respect of the OT Project are now held by the Rio Tinto affiliate that serves as the Manager of the OT Project.

•

Notwithstanding the terms of the HOA, Rio Tinto will not be required to fund any capital expenditures relating to the construction of a 50 megawatt or greater power plant commencing before January 1, 2015 or any time thereafter.

Series D Warrants

•

On the date that the Company files a preliminary prospectus qualifying the distribution of the NRO Rights, Rio Tinto will be entitled to receive share purchase warrants (the “Series D Warrants”) exercisable to purchase an additional 55 million Common Shares.

•

Each Series D Warrant will be exercisable to purchase one Common Share at a price of US$12.79 for a period of three years following the date of the filing of the preliminary prospectus qualifying the distribution of the NRO Rights.

•

If, as a condition of its approval of the transactions contemplated by the MOA, the TSX requires Shareholder Approval of the Series D Warrants, the Series D Warrants will not be exercisable until such Shareholder Approval is obtained.

Anti-Dilution Subscription Right

•	Rio Tinto will receive the right (the “Anti-Dilution Subscription Right”) to subscribe from time to time for Common Shares.

•

The Anti-Dilution Subscription Right applies only with respect to any dilution of Rio Tinto’s equity ownership position in the Company as a result of the issuance of Common Shares pursuant to incentive stock options (i) that were exercised after January 18, 2012 but prior to the date of the MOA, or (ii) that remain outstanding and are exercised after the date of the MOA. The Anti-Dilution Subscription Right will remain exercisable until the exercise or expiry of the last such outstanding incentive stock option.

•

The subscription price per Common Share under the Anti-Dilution Subscription Right will be the volume weighted average price of a Common Share on the TSX during the five (5) trading days immediately before the applicable date of exercise.

•

Under no circumstances will the Anti-Dilution Subscription Right entitle Rio Tinto to acquire, in any six (6) month period, pursuant to the Anti-Dilution Subscription Right, a number of Common Shares representing more than 10% of the number of Common Shares outstanding as of the beginning of any such six month period.

Name Change

•

At the 2012 AGM, the Company will propose, and recommend that shareholders approve, a resolution to effect the change of the Company’s name from “Ivanhoe Mines Ltd.” to a name selected by Rio Tinto and approved by the Board.

The foregoing is a summary only and is qualified in its entirety with reference to the MOA, a copy of which is available under the Company’s profile on SEDAR, at www.sedar.com.

Purpose and Business Reasons

The paramount objective of the Board and the Incumbent Senior Management over the course of the last several months was to promote the best interests of the Company by implementing a comprehensive and achievable financing plan to ensure that the timely development of the OT Project remains ongoing and on schedule. In furtherance of this objective, the Board formed a special committee of independent directors (the “Special Financing Committee”), whose mandate was to review and assess a range of possible alternatives for securing the funding necessary to implement a comprehensive and achievable financing plan. The Special Financing Committee held 14 meetings during the period from December 2011 to March 2012 and received a series of presentations from management and the Company’s financial and legal advisors outlining each alternative and its potential advantages and disadvantages. One such alternative was a proposal from Rio Tinto contemplating the essential elements and concepts that were ultimately reflected in the MOA and it was this proposal that the Special Financing Committee concluded was in the best interests of the Company and recommended that the Board authorize the Incumbent Senior Management to pursue.

The MOA evidences Rio Tinto’s support for a series of funding measures that are currently expected to cover all projected capital requirements for the OT Project for the next several years. The financing commitments made by Rio Tinto pursuant to the terms of the MOA, to fully participate in, and provide the Standby Commitment in respect of, the New Rights Offering, to make available the Bridge Facility and to provide a completion support guarantee to the lenders of the OT Project Financing build upon the financial support that Rio Tinto has previously provided under the terms of the PPA and the HOA and provide clarity with respect to how the OT Project is expected to be financed and brought into commercial production.

Anticipated Effect of the Transaction

The comprehensive financing plan contemplated by the MOA is expected to support:

•	the scheduled start of initial production from the open-pit mine during the second half of 2012;

•

the ramp-up to commercial production during the first half of 2013 as part of the OT Project’s first phase of development (including operation of the open-pit mine and a 100,000-tonne-per-day nameplate-capacity concentrator, infrastructure and a US$900 million investment in underground development in preparation for phase two);

•

part of the construction of a dedicated, coal-fired electrical power plant in Mongolia. The Company’s Investment Agreement with the Government of Mongolia requires the OT Project to source all of its power requirements from within Mongolia within four years of the start of commercial production. It is expected that the OT Project will use power imported from China during its initial years of operation; and

•

part of the continuing development of the OT Project’s second phase of development (which contemplates expansion of the concentrator’s nameplate capacity to 160,000 tonnes per day and the start of production of high-grade ore from the Hugo Dummett underground block-cave mine in 2016).

Since 2006, when the Company and Rio Tinto entered into the PPA, Rio Tinto’s ability to influence the key decisions involved in the development of the OT Project has incrementally increased, initially at the level of the Technical Committee established under the PPA, and later through its control of the RT/IVN Operating Committee established under the HOA and its assumption of management control of the OT Project. In January 2012, following the expiry of the PPA’s standstill restrictions, Rio Tinto acquired sufficient additional Common Shares to hold 51% of the outstanding Common Shares. Thus, the corporate governance and management changes contemplated by the MOA are intended to represent an orderly transition reflecting Rio Tinto’s position as the Company’s controlling shareholder.

In keeping with the corporate governance structure envisaged by the HOA, a majority of the new, 13-person Board will be independent directors until at least the earlier of January 18, 2014, or the date on which the Company ceases to be a reporting issuer under Canadian securities laws. Until such earlier date, two directors, at least one an independent, may be nominated by Robert Friedland provided that he continues to own at least 10% of the Company’s outstanding Common Shares.

Interested Parties

Rio Tinto

Rio Tinto’s interest in the transactions contemplated by the MOA is described in this Material Change Report under the heading “Material Terms and Conditions of the MOA”. Rio Tinto currently owns approximately 51% of the Company’s outstanding Common Shares.

Assuming Rio Tinto and the other holders of rights under the New Rights Offering exercise their rights in full and the Standby Commitment is not utilized, Rio Tinto would beneficially own 487,266,857 Common Shares representing approximately 51% of the then outstanding Common Shares. This is the same percentage of outstanding Common Shares that Rio Tinto currently beneficially owns.

If Rio Tinto were then to (i) elect to fully invest the Standby Commitment Fee in Common Shares or Preferred Shares (“Standby Commitment Fee Shares”) at closing of the Rights Offering and (ii) fully exercise the Series D Warrants (as adjusted in accordance with their terms following closing of the New Rights Offering to beneficially acquire an additional 71,011,773 Common Shares), Rio Tinto would beneficially own 563,867,015 Common Shares representing 54.5% of the then outstanding Common Shares.

Assuming none of the holders of rights under the New Rights Offering exercise their rights and the Standby Commitment is utilised in full, Rio Tinto would beneficially own 593,224,996 Common Shares representing approximately 62.0% of the then outstanding Common Shares.

If Rio Tinto were then to (i) elect to fully invest the Standby Commitment Fee in Standby Commitment Fee Shares at closing of the New Rights Offering and (ii) fully exercise the Series D Warrants (as adjusted in accordance with their terms following closing of the New Rights Offering to beneficially acquire an additional 71,011,773 Common Shares), Rio Tinto would beneficially own 669,825,154 Common Shares representing 64.8% of the then outstanding Common Shares.

For purposes of calculating the number and percentage of Common Shares that Rio Tinto would beneficially own based on the foregoing assumptions, the number of Common Shares and the percentage of outstanding Common Shares are based on (i) the number of Common Shares outstanding immediately prior to the applicable acquisition being 741,360,931, and (ii) the 5- day volume weighted average price of the Common Shares on the TSX immediately before the date of issue of the Standby Commitment Fee Shares being US$12.88 (equal to the US$ equivalent of such price as at 16 April 2012).

Robert Friedland

For the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), Robert Friedland is an “interested party” in respect of the transactions contemplated by the MOA by reason of the transactions contemplated by the RMF Separation Agreement and Cost Sharing Termination Agreements. Under the terms of the RMF Separation Agreement, Mr. Friedland received a lump sum payment of US $650,000 from the Company in recognition of his long and continuous service as an officer of the Company. Under the terms of the Cost Sharing Termination Agreements, entities controlled by Mr. Friedland received aggregate payments of US$19.35 million from the Company, representing the Company’s share of the estimated cost of unwinding the terminated cost sharing arrangements.

Board of Directors Approval of the MOA

The Board met on April 16 and 17, 2012 to review and consider the proposed terms of the MOA. Andrew Harding, Daniel Larsen and Kay Priestly declared their interests as employees of the Rio Tinto Group. Robert Friedland declared his interest in the RMF Separation Agreement and the Cost Sharing Termination Agreements. Each of Mr. Harding, Mr. Larsen and Ms. Priestly advised the Board that he or she would abstain from any vote with respect to matters relating to the approval of the MOA. Mr. Friedland advised the Board that he would abstain from any vote with respect to matters relating specifically to the approval of the RMF Separation Agreement and the Cost Sharing Termination Agreements.

The Board noted that, under MI 61-101, the transactions contemplated by the MOA are “related party transactions” insofar as Rio Tinto is, by reason of its shareholding, a related party of the Company. Under MI 61-101, related party transactions are, with certain limited exceptions, subject to formal valuation and minority approval requirements unless exemptions from those requirements are available.

The Board concluded that the Bridge Facility is not subject to the formal valuation requirement and is exempt from the minority approval requirement of MI 61-101 on the basis that the terms and conditions of the Bridge Facility are reasonable commercial terms that are not less advantageous to the Company than if the Bridge Facility was obtained from a person dealing at arm’s length with the Company.

The Board also concluded that all of the transactions contemplated by the MOA, other than the Bridge Facility and the New Rights Offering (which is not a transaction to which the formal valuation and minority approval requirements of MI 61-101 apply) (the “Other MOA Transactions”) are exempt from the formal valuation and minority approval requirements of MI 61-101 based on a good faith determination by the Board that the aggregate fair market value of all such Other MOA Transactions does not exceed US$3.185 billion, being 25% of the Company’s US$12.74 billion market capitalization as of March 30, 2012.

The Board further deliberated upon the advantages and disadvantages to the Company of the transactions contemplated by the MOA and concluded that entering into the MOA was in the best interests of the Company. Accordingly, the Board voted unanimously to approve the MOA.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Kay Priestly

Interim Chief Executive Officer

654 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

Telephone: (604) 688-5755

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 27th day of April, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 07 May 2012	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary